

June 21, 2022

Richard Konzmann
Executive Vice President, Chief Financial Officer and Treasurer
Arlington Asset Investment Corp.
6862 Elm Street, Suite 320
McLean, VA 22101

     Re: Arlington Asset Investment Corp.
         Form 10-K for the year ended December 31, 2021
         Filed March 10, 2022
         File No. 001-34374

Dear Richard Konzmann:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2021

Economic Net Interest Income from Financial Assets, page 48

1. We note that your non-GAAP measure 'Economic net interest income from financial assets' is reconciled to 'Net operating income from financial assets determined in accordance with GAAP,' which also appears to be a non-GAAP measure. Please tell us how your presentation is consistent with Item 10(e) of Regulation S-K; specifically, tell us how you determined that you have reconciled 'Economic net interest income from financial assets' to the most directly comparable GAAP measure.

2. It appears that 'Economic net interest income from financial assets' excludes interest expense for long-term unsecured debt. Please tell us how you determined it was appropriate to exclude this component of interest expense from this measure. Reference it made to Item 10(e) of Regulation S-K.

Non-GAAP Core Operating Income, page 52

3. We note your disclosure of Non-GAAP Core Operating Income. This non-GAAP measure include an adjustment for various realized and unrealized gains and losses. In light of this adjustment, please tell us how you determined it was appropriate to title this measure as core operating income.

4. We note your table on page 52. It appears this presentation may be a non-GAAP income statement. Please tell us how you considered the guidance in Question 102.10 of the Division's Compliance and Disclosure Interpretations for Non- GAAP Financial Measures in determining that your presentation was appropriate.

Notes to Consolidated Financial Statements
Note 7. Investments in MSR Financing Receivables, page F-12

5. We note your investments in MSR Financing Receivables. Please provide us with a detailed analysis describing your accounting for these investments and your basis in U.S. GAAP for such accounting. Your response should address, but not be limited to the following:
   • Please tell us who is the mortgage servicing counterparty and if they are an affiliate of your company.
   • It appears that you bear the risk related to demands from the counterparty's lender for additional collateral to meet margin calls and you have the ability to utilize approximately 83% of its available capacity under its credit facility. Please clarify for us the nature of these and any other risks and rewards related to your investments in the MSR Financing Receivables. In addition, please tell us what consideration you gave to consolidating the counterparty. Your response should address your ability to direct the activities of the entity and your obligation to absorb losses.
   • In light of your requirement to provide the mortgage servicing counterparty with additional funds to meet a margin call, please tell us what consideration was given to recording the counterparty's debt as a liability within your financial statements.
   • We note that you have elected to allow the mortgage servicing counterparty to leverage the MSR financing receivables, and that as of December 31, 2021, the counterparty had obtained approximately $40.4 million of financing secured by the MSRs to which the Company's MSR financing receivables are referenced. Please clarify how you have accounted for this transaction and reference the authoritative accounting literature management relied upon.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction